May 23, 2025

Yeoh Chee Wei
Chief Executive Officer
Empro Group Inc.
21, Jalan 15/23, Tiong Nam Industry Park, 40200 Shah Alam
Selangor, Malaysia

       Re: Empro Group Inc.
           Amendment No. 9 to Registration Statement on Form F-1
           Filed May 22, 2025
           File No. 333-282155
Dear Yeoh Chee Wei:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 19, 2025 letter.

Amendment No. 9 to Registration Statement on Form F-1
Report of Independent Accountants, page F-2

1. We note that you restated earnings per share in response to comment 1. Please address the following:
           Appropriately label the impacted financial statements as restated. Provide the disclosures required by paragraph 49 of IAS 8.
           Request UHY Malaysia PLT to include a paragraph regarding the restatement in its report and to appropriately date its report. See paragraph 18e of PCAOB
           Auditing Standard 3101 and Auditing Standard 3110.
           Ensure that the amendment includes an updated consent that refers to the revised audit report.
 May 23, 2025
Page 2

       Please contact Al Pavot at 202-551-3738 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Augustin at 202-551-8483 or Katherine Bagley at 202-551-2545 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services
cc:   Michael T. Campoli